UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

ICZOOM GROUP INC.

(Exact name of registrant as specified in its charter)

Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road

Futian District, Shenzhen

Guangdong, China, 518000

Tel: 86 755 86036281

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Explanatory Note

This current report on Form 6-K is being filed to clarify the home country rule exemption disclosures in our annual report on Form 20-F for the fiscal year ended June 30, 2024.

As a foreign private issuer, we are permitted, in lieu of certain requirements of the Nasdaq Stock Market Marketplace Rules (the “Nasdaq Rules”) and subject to certain exceptions, to follow the practices of our home country, which for the purpose of such rules is the Cayman Islands, pursuant to the home country rule exemption set forth under Nasdaq Rules 5615(a)(3).

We elected to be exempt from the requirements as follows:

●	Rule 5620(a) of the Nasdaq Rules, pursuant to which each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end;

●	Rule 5620(b) of the Nasdaq Rules, pursuant to which each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq;

●	Rule 5635(a) of the Nasdaq Rules, pursuant to which shareholder approval is required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company;

●	Rule 5635(b) of the Nasdaq Listing Rules, pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company;

●	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

●	Rule 5635(d), pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering involving:

o	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or Substantial Shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or

o	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

Our Cayman Islands counsel, Ogier, has provided a letter, as required by The Nasdaq Stock Market, certifying that, under Cayman Islands law and our amended and restated memorandum and articles of association, we are not prohibited from adopting the governance practice as discussed above.

Except for the foregoing, there are no material differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of The Nasdaq Stock Market.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICZOOM Group Inc.

Date: November 12, 2024	By:	/s/ Lei Xia
Lei Xia
Chief Executive Officer

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